Knight-Swift Transportation Holdings Inc. (KNX)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Knight-Swift shareholder since 2017

Please Support Item #4 for Managing Climate Risk Through Science-Based Targets and Transition Planning

To Knight-Swift Shareholders:

I ask shareholders to vote FOR Item 4 at the Knight-Swift Transportation Holdings Inc. shareholder meeting on May 14, 2024. The proposal asks Knight-Swift (“Knight-Swift” or “the Company”) to set science-based greenhouse gas (GHG) reduction targets and disclose how it plans to meet those targets by developing a climate transition plan.

RESOLVED: Shareholders request that Knight-Swift issue near and long-term science-based GHG reduction targets aligned with the Paris Agreement’s ambition of limiting global temperature rise to 1.5ºC and summarize plans to achieve them. The targets and plan should cover the Company’s full range of operational and supply chain emissions.

SUPPORTING STATEMENT: In assessing targets, we recommend,

•	Taking into consideration approaches used by advisory groups like SBTi;
•	Developing a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups such as the Task Force for Climate-Related Financial Disclosures, CDP, Transition Plan Taskforce, and the We Mean Business Coalition;
•	Consideration of supporting targets for fleet electrification and other measures deemed appropriate by management;
•	Joining coalitions and/or commitment campaigns that accelerate the deployment of zero-emission vehicles in the U.S., such as the Corporate Electric Vehicle Alliance, Electric Fleet Readiness Group, or EV100.

Summary

1.	Knight-Swift’s climate mitigation strategy is not aligned with the Paris Agreement’s ambition to limit warming to 1.5 °C.
2.	Full emissions disclosure, setting science-based targets, and developing a transition plan will help Knight-Swift prepare for upcoming regulatory changes.
3.	The Company lags its peers and customers in addressing climate risk.

Rationale for a “YES” vote

1. Knight-Swift’s climate mitigation strategy is not aligned with the Paris Agreement’s ambition to limit warming to 1.5 °C.

Knight-Swift lacks science-based targets and a 1.5°C aligned transition plan, but the Company states in its 2022 CDP report that it has intentions of setting/creating them within two years.1 The company has a 5% per mile fleet emission reduction goal by 2025 and 50% per mile reduction by 2035.2 It does not, however, disclose or have any targets to reduce the Scope 3 emissions resulting from its contracted transportation operations. Moreover, the Company provides no insight into key transition planning elements, such as its policy advocacy efforts to support the clean vehicle transition or disclosure on capex investments aimed at advancing vehicle decarbonization, especially for medium- and heavy-duty trucks critical to its operations. The Company also has not established supporting targets for achieving a zero-emission fleet.

2. Full emissions disclosure, setting science-based targets, and developing a transition plan will help Knight-Swift prepare for upcoming regulatory changes.

Knight-Swift notes in its 10-K that “If signed into law, SB 253 would require ARB to adopt regulations before January 2025 requiring public and private companies that exceed $1 billion in annual revenue and that do business in California to begin publicly disclosing their GHG emissions, and SB 261 would require companies doing business in California and earning revenue exceeding $500 million to report on their climate-related financial risks and measures taken to mitigate such risks on or before January 2026.”3 With the bill now having been signed into law, Knight-Swift will soon be required to disclose its scope 3 emissions.4 Undergoing this emissions accounting process will help ensure the Company is well positioned to set targets inclusive of all its material emissions sources.

Under California’s Advanced Clean Fleets rule, Knight-Swift appears to be a “high priority” company, which would require an increasing percentage of zero-emissions vehicles in medium- and heavy-duty fleets, and other U.S. states in which Knight-Swift operates may adopt similar rules in the future.5 The Environmental Protection Agency has also finalized new federal vehicle emissions standards, which could result in more zero emission vehicles on the market.6 Developing a climate transition plan that outlines how Knight-Swift intends to implement a move to clean vehicles may help the Company prepare for both compliance with and impacts of upcoming regulation on the business and ensure that the Company is not forced to adjust its strategy on an unnecessarily expedited timeline.

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1 https://www.cdp.net/en/info/systems-unavailable-portal-launch

2 https://s24.q4cdn.com/286931391/files/doc_financials/2023/sr/KNX-Sustainability-Report-2022.pdf

3 https://www.sec.gov/ix?doc=/Archives/edgar/data/1492691/000149269124000015/knx-20231231.htm

4 https://www.thomsonreuters.com/en-us/posts/esg/california-climate-reporting-law/

5 https://ww2.arb.ca.gov/resources/fact-sheets/advanced-clean-fleets-regulation-summary; https://www.truckingdive.com/news/ceos-say-states-will-follow-california-emissions-regulation/650369/

6 https://rmi.org/whats-in-the-epas-new-pollution-standards-for-cars-and-trucks/; https://www.epa.gov/regulations-emissions-vehicles-and-engines/final-rule-greenhouse-gas-emissions-standards-heavy-duty; https://www.epa.gov/regulations-emissions-vehicles-and-engines/final-rule-multi-pollutant-emissions-standards-model

3. The Company lags its peers and customers in addressing climate risk.

Competitor Scheider National has set ambitious goals of reducing emissions 7.5% per mile by 2025, 60% by mile by 2035, and achieving net zero emissions across all facilities by 2035.7 Walmart has historically been one of Knight-Swift's largest customers.8 Notably, through SBTi, Walmart has committed to reduce absolute scopes 1 and 2 GHG emissions 35% by 2025 and 65% by 2030 from a 2015 base year, as well as reduce CO2e emissions from upstream and downstream scope 3 sources by one billion tons between by 2030.9 Knight-Swift’s Scope 1 and 2 emissions are its customers’ Scope 3, and as such, Knight-Swift’s emissions reduction efforts are critical to those of its customers.

Vote “Yes” on Shareholder Proposal No. 4

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

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7 https://schneider.com/company/corporate-responsibility

8 https://www.sec.gov/Archives/edgar/data/1492691/000149269118000017/knx-10k12312017.htm

9 https://sciencebasedtargets.org/companies-taking-action